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                             Fresenius Medical Care


Investor News                               Fresenius Medical Care AG & Co. KGaA
                                            Investor Relations
                                            Else-Kroner-Str. 1
                                            D-61352 Bad Homburg

                                            Contact:

                                            Oliver Maier
                                            ------------
                                            Phone: + 49 6172 609 2601
                                            Fax:   + 49 6172 609 2301
                                            E-mail:   ir@fmc-ag.com

                                            North America:
                                            Heinz Schmidt
                                            -------------
                                            Phone: +  1 781 402 9000
                                                          Ext.: 4518
                                            Fax:   +  1 781 402 9741
                                            E-mail:    ir@fmc-ag.com

                                            Internet: http://www.fmc-ag.com
                                                      ---------------------


                                                               February 15, 2006

             Fresenius Medical Care Announces Signing of Definitive
               Agreement to Divest Facilities in Connection with
                          Renal Care Group Acquisition

Bad Homburg, Germany - Fresenius Medical Care AG & Co. KGaA (Frankfurt Stock
Exchange: FME, FME3) (NYSE: FMS, FMS-p), the world's largest provider of dialysis products and services, today announced that its wholly-owned subsidiary Fresenius Medical Care Holdings, Inc. and Renal Care Group, Inc. (NYSE:RCI) have entered into a definitive agreement to sell approximately 100 dialysis clinics serving on average approximately 60 to 65 patients per clinic to National Renal Institutes, Inc., a wholly owned subsidiary of DSI Holding Company, Inc. (DSI). The execution of this agreement is an important step toward concluding the review by the United States Federal Trade Commission (FTC) of Fresenius Medical Care's acquisition of Renal Care Group.


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The purchase price for the divested clinics is approximately $450 million to be paid in cash, subject to post-closing adjustments for working capital and other routine matters. The sale of the clinics is expected to close shortly after the completion of Fresenius Medical Care's acquisition of Renal Care Group, Inc.

Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: "We are very pleased to have reached an agreement with such a qualified and committed buyer at a facility valuation that is comparable to recently announced transactions in the renal industry. We are confident that DSI is as committed as Fresenius Medical Care and Renal Care Group to continuing to provide high-quality care for our patients while we accomplish a smooth and prompt transition that supports our employees and affiliated physicians. We look forward to completing our merger with Renal Care Group, which is targeted to close on or before March 31, 2006, subject to meeting all closing conditions including final approval by the FTC."

Fresenius Medical Care is hosting a conference call to be broadcast live via the Internet on Wednesday, February 22, 2006, at which time the Company will present its full year 2005 financial results. During the call, the Company will also discuss the divestiture of the clinics.

Following the completion of the acquisition of Renal Care Group, Fresenius Medical Care will own and operate approximately 1,500 dialysis clinics in North America, which will serve approximately 115,000 patients.

Banc of America Securities LLC acted as financial advisor to Fresenius Medical Care in connection with this transaction.


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About National Renal Institutes, Inc.
National Renal Institutes, Inc., is a wholly-owned subsidiary of DSI Holding Company, Inc. (DSI), a healthcare services company based in Nashville, Tennessee, that operates kidney dialysis treatment clinics, hospitals and acute care centers. By placing emphasis on specific areas of medicine and surgery, DSI facilities can focus on delivering comprehensive care that carefully coordinates all the disciplines in one setting. The DSI concept is designed to provide excellent patient care and improve the quality of life for the patients, patients' families, employees, and physicians at DSI facilities.

Fresenius Medical Care is the world's largest, integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,300,000 individuals worldwide. Through its network of approximately 1,670 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to approximately 130,400 patients around the globe. Fresenius Medical Care is also the world's leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.


For more information about Fresenius Medical Care visit the Company's website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.


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